Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Date:     March 19, 2013
Company:  National Bancshares Corporation
          112 West Market Street
          Orrville, Ohio 44667
Contact:  Mark R. Witmer
          President and CEO
Phone:    330.682.1010
Fax:      330.682.4644

NATIONAL BANCSHARES CORPORATION APPOINTS JAMES R. SMAIL, EXECUTIVE CHAIRMAN OF THE BOARD

ORRVILLE, Ohio, March 19, 2013 ~ National Bancshares Corporation (OTC: NBOH) today announced that its Board of Directors has elected James R. Smail as Executive Chairman of the Board and of it`s subsidiary First National Bank. Mr. Smail has been a member of the Board of Directors since April 21, 2009. John W. Kropf will continue to serve as Chairman of the Board.

Mr. Smail is 66 years old residing, with his wife Sue, in Wooster, Ohio and Fort Myers, Florida and a native of Wayne County, Ohio with a forty-one year background in Banking, Oil and Gas Production and Ranching. He is Chairman of the Board and controlling shareholder of Monitor Bank of Big Prairie, Ohio. He is an Advisory Board Member of the Bank of Oklahoma based in Tulsa, Oklahoma. He is a past director of the Community Bankers Association of Ohio. He is Chairman of the Board of J.R. Smail, Inc., an oil and gas production/contracting company with assets in Ohio, New York, Pennsylvania, Kansas, Texas, Louisiana and West Virginia. He is a past President of the Ohio Oil and Gas Association, past Chairman of its Governmental Affairs Committee and a current member of its Executive Committee. He is an immediate past member of the Board of Directors of the Independent Producers Association of American and served on its Natural
Gas Committee. He is a past founder/Director of Northeast Ohio Natural
Gas Corporation, a natural gas utility corporation serving residential, industrial and wholesale gas customers in Ohio. He is a former Director and Executive Committee member of Gatherco, Inc., an Ohio gas gathering and transport company and served as its Compensation Committee Chairman. He is the immediate past Chairman of the Wayne County Republican Party and serves on its Executive Committee and a past member of the Board of Trustees of Ashland University and its Dauch College of Business. He is a member of Grace Brethren Church of Wooster.

National Bancshares Corporation is the holding company for First National Bank a federally chartered national bank formed in Ohio in 1881. First National Bank has fourteen offices in Orrville, Wooster, Dalton, Kidron, Smithville, Apple Creek, Mt. Eaton, Massillon, Lodi and Seville. Additional information is available at www.discoverfirstnational.com.

FORWARD-LOOKING STATEMENT

This press release contains certain forward-looking statements, including certain plans, expectations, goals and projections, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statement for a variety of factors including: changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure. All forward-looking statements included in this news release are based on information available at the time of the release. National Bancshares and its subsidiary, First National Bank assumes no obligation to update any forward-looking statement.

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